HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                      (303) 839-0061                Fax: (303) 839-5414


                               September 18, 2018

Ronald E. Alper
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Advantego Corp.
            Registration Statement on Form S-1
            File No. 333-226513

     This office represents Advantego Corp. (the "Company"). Amendment No. 1 to the Company's Registration Statement has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated August 27, 2018. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found.

                                                                  Page Number
                                                                  -----------

    1. Shares outstanding as of 8-31-18:       16,673,143

      Shares held by officers/directors/
       affiliates (page 12 of prospectus):     (9,296,008)
                                               -----------
                                                7,377,135

      1/3 of total:                             2,459,045

      We have added disclosure to the Prospectus stating
that no more than 2,500,000 shares of the Company's common
stock could be sold pursuant to the terms of the Investment
Agreement with Tangiers (see Section 2.1 of the
Registration Rights Agreement - Exhibit 10.2).                 Cover page of
                                                                 prospectus

     2. Comment complied with.                                 3, 14, 16

     3. Comment complied with.                                 3, 4, 19

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                               /s/ William T. Hart